Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

2019 SECOND HALF AND FULL YEAR FINANCIAL RESULTS

Singapore, February 25, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “we” or “us”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its second half and full year 2019 earnings results for the period ended December 31, 2019.

Financial Highlights for the Second Half of the Year Ended December 31, 2019(1)

▪	Revenue of $163.8 million.

▪	Gross profit of $14.6 million.

▪	Adjusted EBITDA of $25.0 million(2).

▪	Loss for the period of $16.4 million or $0.86 per ordinary share.

▪	Loss impacted by $10.1 million of non-cash impairment charges.

▪

Handysize and supramax/ultramax TCE per day of $8,551 and $13,624, respectively, outperformed the Baltic Handysize TC Index (“BHSI”) and Baltic Supramax-58 TC Index (“BSI-58”) benchmarks by approximately 8.4% and 22.9%, respectively, in the second half of 2019(2)(3).

▪

Medium range (“MR”) product tanker TCE per day of $14,409 underperformed Clarksons’ Average MR Clean Earnings per day assessment of $15,033 by approximately 4.2%, and small tanker TCE per day of $12,441 in the second half of 2019(2).

▪	Period end cash, bank balances and restricted cash of $45.2 million.

▪

We acquired a combined total of 299,641 ordinary shares on NASDAQ and the JSE over the period from the end of the second fiscal quarter 2019 through and including December 11, 2019 at an average price per share over such period of $6.62, or ZAR 97.13, based on an indicative ZAR/USD exchange rate of 14.68, before costs.

Financial Highlights for the Full Year Ended December 31, 2019(1)

▪	Revenue of $331.0 million.

▪	Gross profit of $20.5 million.

▪	Adjusted EBITDA of $39.7 million(2).

▪	Loss for the period of $35.4 million or $1.86 per ordinary share.

▪	Loss impacted by $14.3 million of non-cash impairment charges.

▪	Handysize and supramax/ultramax TCE per day of $7,770 and $12,067, respectively, outperformed the BHSI and BSI-58 TC benchmarks by approximately 13.8% and 27.7%, respectively(2)(3).

▪

MR product tanker TCE per day of $14,341 outperformed Clarksons’ Average MR Clean Earnings per day assessment of $13,740 by approximately 4.4%, and small tanker TCE per day of $12,190 in the full year of 2019(2).

(1) Our segment results include the proportionate share of our joint ventures, which differs from the statements of profit or loss in our condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2) Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(3) BHSI and BSI-58 adjusted for 5% commissions to be comparable to Grindrod Shipping’s TCE per day.

Operational Highlights for the second half of the year ended December 31, 2019

▪

In August and September 2019, we took delivery of the IVS Okudogo and IVS Prestwick, respectively, both owned ultramax eco newbuildings built in Japan. We finalized and drew down $15.7 million in financing with The IYO Bank in conjunction with the delivery of each vessel, resulting in a total financing amount of $31.4 million.

▪

In September 2019, we completed a financing arrangement with a Japanese shipowner relating to the 2011-built handysize vessel IVS Kinglet for a cash amount of $12.5 million (before commissions but net of charter pre-payments). The transaction generated net proceeds of $6.1 million after settling the debt associated with the vessel. The IVS Kinglet continues to be considered part of our owned fleet.

▪

In November 2019, we completed a similar financing arrangement with a Japanese shipowner relating to the 2011-built handysize vessel IVS Magpie for a cash amount of $10.3 million (before commissions but net of charter pre-payments). The transaction generated net proceeds of $5.3 million after settling the debt associated with the vessel. The IVS Magpie continues to be considered part of our owned fleet.

▪	We agreed to extend the charter-in of the 2014-built Japanese eco supramax vessel IVS Crimson Creek for a period of about 15 to 17 months from December 2019 at a revised rate structure.

▪	The bareboat charter out of the 2016-built MR product tanker Matuku was extended for a further two years until May 2022.

Recent Developments

▪

Effective February 14, 2020, we acquired an additional 33.25% ordinary and preferred equity interest in our IVS Bulk joint venture from Regiment Capital Ltd., one of the partners in the joint venture, for a combined amount of $44.1 million, taking our interest to 66.75%. We entered into a new shareholders’ agreement with Sankaty European Investments III S.A.R.L., or Sankaty, the remaining partner, that grants us control of key aspects of the corporate governance of the joint venture and, as a result, the financials of IVS Bulk will be consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case. In conjunction with the above-mentioned acquisition, we entered into a new financing in the amount of $35.8 million, repayable in June 2021, with Sankaty. Further, IVS Bulk refinanced two credit facilities of its subsidiaries with two new senior secured loans totaling $127.3 million, repayable in February 2025. In the implementation of the above-mentioned acquisition, IVS Bulk redeemed, pro rata, $7.7 million of its preferred equity and repaid loans from Sankaty and a subsidiary of Grindrod Shipping totaling $11.1 million. Pro forma financial statements reflecting these transactions are set out in a subsequent section of this announcement under the heading “Unaudited Pro Forma Financial Information”.

▪	We have tendered notice of redelivery of the long-term chartered-in eco supramax vessel IVS Augusta and expect the vessel to redeliver on or about February 28, 2020.

▪	We sold the 2010-built small product tanker, Kowie, for an amount of $9.2 million (before costs) with delivery to her new owners planned on or about February 28, 2020.

▪

Charter markets thus far in 2020 have been volatile due to the uncertainty surrounding the potential negative impact of coronavirus on global economic conditions. As of February 20, 2020 we have secured the following TCE per day for the remainder of 2020 in our drybulk and tanker fleets:

Drybulk

•	Handysize – approximately 1,400 operating days at an average TCE per day of ~$6,420

•	Supramax/ultramax – approximately 1,420 operating days at an average TCE per day of ~$9,830

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Tankers

•	MR product tankers – approximately 360 operating days at an average TCE per day of ~$19,600

•	Small product tankers – approximately 112 operating days at an average TCE per day of ~$12,800

CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“Our operations in the second half of 2019 were stronger than the first half across the majority of our financial metrics reflecting stronger dry bulk and product tanker markets during the period. In this context, we continued to outperform the relevant drybulk industry benchmarks by approximately $660/day and $2,540/day for our handysize and supramax/ultramax fleet, respectively. On the tanker side, rates increased marginally on average relative to the first half, with the market starting the period lower than the first half before strengthening significantly in the final months and continuing into the new year.

Effective February 14, 2020 we acquired an additional 33.25% ordinary and preferred equity interest in our IVS Bulk Joint Venture for a combined amount of $44.1 million taking our interest to 66.75%. The acquisition was financed with cash on hand and new debt with no equity dilution to our shareholders. The 12 vessels of IVS Bulk are modern Japanese built dry bulk carriers that ideally complement our cargo operations and going forward we will consolidate them into our results.

 The IVS Bulk transaction represents the culmination of our efforts since listing in June 2018 to streamline our corporate and financial structure by reducing the number of unconsolidated joint ventures. Following the IVS Bulk Joint Venture transaction we have reduced the number of unconsolidated vessels from 19 in the lead-up to our listing to just one.

The current market environment presents unique near term challenges as the result of the coronavirus which has disrupted demand and trading patterns for both the drybulk and product tanker markets and has shown the high degree of interdependence of all regions and industries in this era of globalization. We look to the positive fundamentals of both the drybulk and product tanker sectors which are expected to take effect once the current crisis dissipates. A low drybulk orderbook coupled with shipyard delays contain fleet supply, while there seems to be steady demand for minor bulks which are the key cargoes for Grindrod Shipping’s vessels. We also anticipate the product tanker market to remain healthy given an expected boost in demand as the result of the growth in refining capacity and the dislocation between refiners and end users, coupled with a historic low orderbook.

Looking beyond the near term uncertainties, our strategy remains to leverage Grindrod Shipping’s strengths and competitive advantages which include our modern, high quality Japanese built fleet, our ability to maximize revenue through the use of in-house commercial pools and access to cargoes, and our close commercial relationships with global and regional industry players.”

Results for the Six Months Ended December 31, 2019 and 2018

In the drybulk business, our handysize and supramax/ultramax operating days increased to 6,420 days for the six months ended December 31, 2019 from 6,279 days for the six months ended December 31, 2018, primarily as a result of an increase in the number of owned and long-term chartered-in supramax/ultramax vessels and short-term chartered-in handysize vessels, partially offset by a decrease in the number of owned and long-term chartered-in handysize vessels. In the tankers business our medium range tankers and small tankers operating days decreased to 1,471 days for the six months ended December 31, 2019 from 1,972 days for the six months ended December 31, 2018, primarily because we sold a small tanker and redelivered a long-term chartered-in medium range tanker in December 2018, sold a medium range tanker in March 2019 and sold a small tanker in June 2019. A significant portion of both our drybulk and tankers fleets continued to be exposed to the spot markets in the second half of 2019. Handysize and supramax/ultramax drybulk spot markets were generally slightly weaker in the second half of 2019 than they were in the second half of 2018. On the other hand, in the MR tanker market the second half of 2019 was generally significantly stronger than the second half of 2018.

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Revenue was $163.8 million for the six months ended December 31, 2019 and $168.2 million for the six months ended December 31, 2018.  Vessel revenue was $160.8 million for the six months ended December 31, 2019 and $156.4 million for the six months ended December 31, 2018.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $53.2 million and $83.2 million, respectively, for the six months ended December 31, 2019 and $72.9 million and $73.6 million, respectively, for the six months ended December 31, 2018.  Handysize vessel revenue and supramax/ultramax vessel revenue was $52.6 million and $82.5 million, respectively, for the six months ended December 31, 2019 and $63.4 million, and $73.0 million, respectively, for the six months ended December 31, 2018.

In the tankers business, our medium range tankers and small tankers total revenue was $17.5 million and $6.0 million, respectively, for the six months ended December 31, 2019 and $19.0 million and $12.2 million, respectively, for the six months ended December 31, 2018.  Medium range tankers and small tankers vessel revenue was $17.5 million and $6.0 million, respectively, for the six months ended December 31, 2019 and $19.0 million and $8.4 million, respectively for the six months ended December 31, 2018.

Handysize TCE per day was $8,551 per day for the six months ended December 31, 2019 and $9,066 per day for the six months ended December 31, 2018. Supramax/ultramax TCE per day was $13,624 per day for the six months ended December 31, 2019 and $12,795 per day for the six months ended December 31, 2018.

Medium range tankers TCE per day was $14,409 per day for the six months ended December 31, 2019 and $10,950 per day for the six months ended December 31, 2018. Small tankers TCE per day was $12,441 per day for the six months ended December 31, 2019 and $11,453 per day for the six months ended December 31, 2018.

Cost of sales was $149.2 million for the six months ended December 31, 2019 and $159.5 million for the six months ended December 31, 2018.

In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $51.0 million and $76.1 million, respectively, for the six months ended December 31, 2019 and $67.0 million and $71.9 million, respectively, for the six months ended December 31, 2018. Handysize voyage expenses and supramax/ultramax voyage expenses were $26.2 million and $37.2 million, respectively, for the six months ended December 31, 2019 and $32.9 million and $35.7 million, respectively, for the six months ended December 31, 2018. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $11.8 million and $2.8 million, respectively, for the six months ended December 31, 2019 and $13.5 million and $1.7 million, respectively for the six months ended December 31, 2018. Handysize vessel operating costs per day were $5,101 per day for the six months ended December 31, 2019 and $5,167 per day for the six months ended December 31, 2018. Supramax/ultramax vessel operating costs per day were $4,616 per day for the six months ended December 31, 2019 and $4,667 per day for the six months ended December 31, 2018.

The long-term charter-in costs for our supramax/ultramax fleet was $12,610 per day during the second six months of 2019. During this period, out of 3,330 operating days in the supramax/ultramax segment, 55.4% were fulfilled with owned/long-term chartered-in vessels and the remaining 44.6% with short-term chartered-in vessels. The IVS Shikra (which was our only long-term chartered-in handysize vessel) redelivered in August 2018.

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In the tankers business, medium range tankers and small tankers cost of sales were $15.4 million and $4.5 million, respectively, for the six months ended December 31, 2019 and $20.1 million and $10.3 million, respectively, for the six months ended December 31, 2018. Medium range tankers voyage expenses and small tankers voyage expenses were $1.6 million and $1.4 million, respectively, for the six months ended December 31, 2019 and $4.2 million and $1.3 million, respectively, for the six months ended December 31, 2018. Medium range tankers vessel operating costs and small tankers vessel operating costs were $5.0 million and $2.2 million, respectively, for the six months ended December 31, 2019 and $5.4 million and $4.1 million, respectively, for the six months ended December 31, 2018. Medium range tankers vessel operating costs per day were $6,815 per day for the six months ended December 31, 2019 and $6,502 per day for the six months ended December 31, 2018.  Small tankers vessel operating costs per day were $6,036 per day for the six months ended December 31, 2019 and $6,390 per day for the six months ended December 31, 2018.

The average daily charter-in costs for our long-term medium range tanker fleet was $15,300 per day during the second six months of 2019 and during this period all of the 1,104 operating days in the medium range segment were fulfilled with owned/long-term chartered-in vessels. We did not have any long-term or short-term chartered-in small tanker vessels during this period.

Gross profit was $14.6 million for the six months ended December 31, 2019 and $8.7 million for the six months ended December 31, 2018.

Other operating expenses of $10.6 million were incurred in the six months ended December 31, 2019 and other operating income of $0.1 million was earned in the six months ended December 31, 2018. The other operating expenses for the six months ended December 31, 2019 were primarily impairment losses on vessels of $4.6 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right of use assets of $2.3 million recorded in the six months ended December 31, 2019.

Administrative expenses were $15.1 million for the six months ended December 31, 2019 and $14.3 million for the six months ended December 31, 2018. The increased level of administrative expenses in the six months ended December 31, 2019 was primarily due to an increase in professional fees, including fees incurred in relation to the restructure of our IVS Bulk joint venture, partially offset by a decrease in salaries.

Share of income of joint ventures was $0.1 million for the six months ended December 31, 2019 and $0.9 million for the six months ended December 31, 2018.

We recognized no impairment loss on financial assets in the second half of 2019 and an impairment loss on financial assets of $1.6 million in the second half of 2018.

Interest income was $0.8 million for the six months ended December 31, 2019 and $1.8 million for the six months ended December 31, 2018. The decrease in interest income for the six months ended December 31, 2019 was primarily due to repayment of certain loans to our joint ventures.

Interest expense was $6.1 million for the six months ended December 31, 2019 and $3.6 million for the six months ended December 31, 2018. The increase in the six months ended December 31, 2019 was primarily due to the recognition of interest on lease liabilities following the implementation of IFRS 16 on January 1, 2019.

Income tax expense for the six months ended December 31, 2019 was an expense of $0.1 million and for the six months ended December 31, 2018 was a credit of $0.8 million. The increase of income tax expense for the six months ended December 31, 2019 was primarily due to movements in deferred tax and prior period provisions.

Loss for the six months ended December 31, 2019 was $16.4 million and loss for the six months ended December 31, 2018 was $7.2 million.

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Results for the Full Years Ended December 31, 2019 and 2018

In the drybulk business, our handysize and supramax/ultramax operating days increased to 12,953 days in the 12 months ended December 31, 2019 from 12,810 days for the 12 months ended December 31, 2018, primarily as a result of an increase in the number of owned and long-term chartered-in supramax/ultramax vessels and short-term chartered-in handysize vessels, partially offset by a decrease in the number of owned and long-term chartered-in handysize vessels. In the tankers business our medium range tankers and small tankers operating days decreased to 3,149 days for the 12 months ended December 31, 2019 from 3,883 days for the 12 months ended December 31, 2018, primarily because we sold a small tanker and redelivered a long-term chartered-in medium range tanker in December 2018, sold a medium range tanker in March 2019 and sold a small tanker in June 2019. Handysize and supramax/ultramax drybulk spot market rates were generally weaker in fiscal 2019 than fiscal 2018, and particularly so in the first half of 2019 compared to the first half of 2018. On the other hand, overall the medium range tanker market was generally stronger in fiscal 2019 than compared to fiscal 2018, with the improvement in the second half of 2019 compared to the second half of 2018 being greater than the improvement in the first half of 2019 compared to the  first half of 2018.

Revenue was $331.0 million for the 12 months ended December 31, 2019 and $319.0 million for the 12 months ended December 31, 2018.  Vessel revenues were $308.5 million for the 12 months ended December 31, 2019 and $303.9 million for the 12 months ended December 31, 2018.

In the drybulk business, handysize total revenues and supramax/ultramax total revenues were $112.2 million and $155.2 million, respectively, for the 12 months ended December 31, 2019 and $126.7 million and $147.3 million, respectively, for the 12 months ended December 31, 2018.  Handysize vessel revenues and supramax/ultramax vessel revenues were $102.8 million and $153.9 million, respectively, for the 12 months ended December 31, 2019 and $116.4 million, and $146.1 million, respectively, for the 12 months ended December 31, 2018.

In the tankers business, our medium range tankers and small tankers total revenues were $45.2 million and $21.9 million, respectively, for the 12 months ended December 31, 2019 and $37.9 million and $21.2 million, respectively, for the 12 months ended December 31, 2018.  Medium range tankers and small tankers vessel revenues were $37.8 million and $13.4 million, respectively, for the 12 months ended December 31, 2019 and $37.9 million and $17.4 million, respectively, for the 12 months ended December 31, 2018.

Handysize TCE per day was $7,770 per day for the 12 months ended December 31, 2019 and $9,032 per day for the 12 months ended December 31, 2018. Supramax/ultramax TCE per day was $12,067 per day for the 12 months ended December 31, 2019 and $11,878 per day for the 12 months ended December 31, 2018.

Medium range tankers TCE per day was $14,341 per day for the 12 months ended December 31, 2019 and $11,258 per day for the 12 months ended December 31, 2018. Small tankers TCE per day was $12,190 per day for the 12 months ended December 31, 2019 and $11,392 per day for the 12 months ended December 31, 2018.

Cost of sales was $310.5 million for the 12 months ended December 31, 2019 and $307.9 million for the 12 months ended December 31, 2018.

In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $111.5 million and $148.7 million, respectively, for the 12 months ended December 31, 2019 and $117.6 million and $146.6 million, respectively, for the 12 months ended December 31, 2018. Handysize voyage expenses and supramax/ultramax voyage expenses were $53.4 million and $74.3 million, respectively, for the 12 months ended December 31, 2019 and $57.7 million, and $71.1 million, respectively, for the 12 months ended December 31, 2018. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $23.6 million and $4.4 million, respectively, for the 12 months ended December 31, 2019 and $26.5 million and $3.4 million, respectively for the 12 months ended December 31, 2018. Handysize vessel operating costs per day were $5,040 per day for the 12 months ended December 31, 2019 and $5,201 per day for the 12 months ended December 31, 2018. Supramax/ultramax vessel operating costs per day were $4,545 per day for the 12 months ended December 31, 2019 and $4,641 per day for the 12 months ended December 31, 2018.

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The average daily charter-in costs for our long-term supramax/ultramax fleet was $12,650 per day for the year ended December 31, 2019 and $12,886 per day for the year ended December 31, 2018.

In the tankers business, medium range tankers and small tankers cost of sales were $39.9 million and $18.8 million, respectively, for the 12 months ended December 31, 2019 and $39.8 million and $18.6 million, respectively, for the 12 months ended December 31, 2018. Medium range tankers voyage expenses and small tankers voyage expenses were $5.5 million and $2.5 million, respectively, for the 12 months ended December 31, 2019 and $8.0 million and $3.5 million, respectively, for the 12 months ended December 31, 2018. Medium range tankers vessel operating costs and small tankers vessel operating costs were $10.2 million and $5.7 million, respectively, for the 12 months ended December 31, 2019 and $11.3 million and $9.0 million, respectively, for the 12 months ended December 31, 2018. Medium range tankers vessel operating costs per day were $6,691 per day for the 12 months ended December 31, 2019 and $6,888 per day for the 12 months ended December 31, 2018.  Small tankers vessel operating costs per day were $6,321 per day for the 12 months ended December 31, 2019 and $7,069 per day for the 12 months ended December 31, 2018.

The average daily charter-in costs for our long-term medium range tanker fleet was $15,300 per day for the year ended December 31, 2019 and $14,995 per day for the year ended December 31, 2018.

Gross profit was $20.5 million for the 12 months ended December 31, 2019 and $11.1 million for the 12 months ended December 31, 2018.

Other operating expenses of $15.4 million were recorded for the 12 months ended December 31, 2019 and other operating income of $6.0 million was recorded for the 12 months ended December 31, 2018. Impairment losses on vessels of $8.9 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right of use assets of $2.3 million contributed to the other operating expenses for the 12 months ended December 31, 2019.  Profit on sale of the two non-core businesses of $3.2 million were recorded in the 12 months ended December 31, 2018 and foreign exchange gains were $3.5 million higher for this period.

For the year to December 31, 2019 administrative expenses were $28.4 million, and they were $31.6 million for the year to December 31, 2018. The decrease was primarily as a result of a decrease in professional fees, and management fees paid to the Former Parent in 2018 which were not incurred in 2019.

Share of losses of joint ventures was $1.4 million for the 12 months ended December 31, 2019 and $0.5 million for the 12 months ended December 31, 2018.

We recognized no impairment loss on financial assets for the year ended December 31, 2019 and an impairment loss on financial assets of $1.6 million for the year ended December 31, 2018.

Interest income was $2.0 million for the 12 months ended December 31, 2019 and $3.8 million for the 12 months ended December 31, 2018. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2019 due to partial loan repayments by joint ventures.

For the year to December 31, 2019 interest expense was $11.9 million and for the year to December 31, 2018 was $6.5 million. The increase in the 12 months ended December 31, 2019 was primarily due to the recognition of interest on lease liabilities following the implementation of IFRS 16 on January 1, 2019.

Income tax expense for the 12 months ended December 31, 2019 was $0.7 million and for the 12 months ended December 31, 2018 was $1.4 million. Income tax expense was higher in the 12 months to December 31, 2018 due to the recognition of capital gains tax on the sale of non-core businesses sold on January 1, 2018.

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Loss for the 12 months ended December 31, 2019 was $35.4 million and loss for the 12 months ended December 31, 2018 was $20.6 million.

Cash used in operating activities was $55.6 million for the 12 months ended December 31, 2019 and $37.4 million for the 12 months ended December 31, 2018. Cash used in operating activities for the 12 months ended December 31, 2019 includes capital expenditure on vessels of $106.1 million and proceeds from vessel sales of $15.6 million. For the 12 months ended December 31, 2018, cash used in operating activities includes capital expenditure on vessels of $21.4 million, proceeds from vessel sales of $8.3 million and payments to related parties of $6.0 million. The implementation of IFRS 16 on January 1, 2019 resulted in long-term lease payments that were previously reported as cash flows used in operations being split into a principal portion and an interest portion, the interest portion remaining in cash used in operating activities, and the principal portion being presented as a cash flow used in financing activities. In the 12 months ended December 31, 2019, the effect of this was that cash flows from operations were increased by $29.9 million and cash from financing activities decreased by $29.9 million.

Cash generated from investing activities was $35.2 million for the 12 months ended December 31, 2019 and $40.0 million for the 12 months ended December 31, 2018. Cash generated from investing activities was impacted by the repayment by joint ventures of $20.3 million of loans to joint ventures, repayments by related parties of $7.6 million of balances with related parties, dividends received from joint ventures of $5.0 million and repayment of an investment of $2.5 million in the 12 months ended December 31, 2019. In the 12 months ended December 31, 2018 cash generated from investing activities was impacted by the proceeds from the sales of the two non-core businesses of $25.3 million and payments received from related parties of $14.1 million.

Cash generated from financing activities was $19.4 million for the 12 months ended December 31, 2019 and cash used in financing activities was $11.9 million for the 12 months ended December 31, 2018. Cash generated from financing activities in the 12 months ended December 31, 2019 was primarily impacted by a net inflow of $95.8 million from the incurrence of new debt, $45.5 million repayment of existing debt and $29.9 million repayment of lease liabilities. Cash used in financing activities in the 12 months ended December 31, 2018 was primarily impacted by the repayment of loans from related parties of $8.4 million, movement of cash to restricted cash of $8.6 million and a net inflow of $5.0 million from the incurrence of new debt and the repayment of existing debt.

The above cash flow figures are reflected in the summarized cash flow information shown in tabular form in a subsequent section of this announcement under the heading “Unaudited Summary Statement of Cash Flows”, which reflects $32.5 million of cash and cash equivalents as at December 31, 2019, which is after deducting $12.8 million of restricted cash which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2019, we had cash and bank balances $45.2 million including the $12.8 million of restricted cash,  but excluding $0.1 million of cash and cash equivalents included in disposal group held for sale.

Conference Call Details

Tomorrow, Wednesday, February 26, 2020 at 8:00 a.m. Eastern Savings Time / 3:00 p.m. South African Standard Time / 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +866 966 1396 (US Toll Free Dial In), +0800 376 7922 (UK Toll Free Dial In), +800 852 6250 (Singapore Toll Free Dial In), or +0800 014 553 (South Africa Toll Free Dial In), +44 (0)2071 928000 (International Standard Dial In). Please enter code: 3483486.

An audio replay of the conference call will be available until Wednesday, March 4, 2020, by dialing +866 331 1332 (US Toll Free Dial In), +65 3158 3995 (Singapore Dial In), +44 (0)3333 009785 (International Standard Dial In).  Access code: 3483486.

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Audio Webcast - Slides Presentation

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the second half and full year ended December 31, 2019 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release:

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	66.75%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	66.75%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	66.75%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	66.75%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	66.75%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	66.75%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(8)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	66.75%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	66.75%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	66.75%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	66.75%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	66.75%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	66.75%	IVS Supramax Pool

10

Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Augusta(9)	2015	Philippines(4)	57,800	2020	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020-22(2)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2021	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

Drybulk Carriers Under Construction — Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(6)	3Q 2020	Japan	62,000	2022-24(2)

Tankers – Owned Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Medium Range Tankers
Rhino	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	100%	Handy Tanker Pool
Small Product Tankers
Kowie(10)	2010	China	16,890	II, III	100%	Spot
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

11

Tankers – Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)
Doric Pioneer	2013	South Korea	51,570	II, III	1Q 2020	Vitol Commercial(5)

(1)          Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.

(2)          Expiration date range represents the earliest and latest redelivery periods due to extension options.

(3)	Owned through a joint venture with Sankaty European Investments III, S.à.r.l. in which we have a 66.75% interest.

(4)          Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.

(6)	Includes purchase options for Grindrod Shipping.

(7)          Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(8)

Each of IVS Knot, IVS Kinglet and IVS Magpie have undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, and 2031, respectively, and we have an option to acquire the vessel commencing in each case in 2021. We regard the vessels as owned since we have retained the right to control the use of the vessel.

(9)          IVS Augusta is expected to redeliver to owners on or about February 28, 2019 on termination of the charter.

(10)        Kowie has been sold and is planned to deliver to the new owners on or about February 28, 2019.

Segment Results of Operations(1)

	Six month ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2019	2018	2019	2018

Drybulk Carriers Business
Handysize Segment
Revenue	$53,249	$72,881	$112,232	$126,709
Cost of sales	(50,975)	(66,953)	(111,454)	(117,554)
Supramax/Ultramax Segment
Revenue	$83,192	$73,647	$155,155	$147,322
Cost of sales	(76,102)	(71,857)	(148,671)	(146,612)

Tanker Business
Medium Range Tankers Segment
Revenue	$17,518	$18,990	$45,165	$37,911
Cost of sales	(15,388)	(20,086)	(39,898)	(39,795)
Small Tankers Segment
Revenue	$5,982	$12,209	$21,899	$21,175
Cost of sales	(4,478)	(10,263)	(18,762)	(18,641)

(1) Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

12

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the six months ended December 31, 2019 and 2018, and the 12 months ended December 31, 2019 and 2018, that we believe may be useful in better understanding our operating fleet's financial position and results of operations. This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day, which are non-GAAP measures. For a discussion and reconciliation of these measures, see "Non-GAAP Financial Measures" at the end of this press release.

	Six months ended December 31,		Year ended December 31,
(In U.S. dollars where indicated)	2019	2018	2019	2018

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,189	3,411	6,495	6,704
Available days(3)	3,120	3,382	6,405	6,565
Operating days(4)	3,090	3,366	6,352	6,495
Owned fleet operating days(5)	2,205	2,576	4,546	4,915
Long-term charter-in days(6)	-	40	-	221
Short-term charter-in days(7)	885	750	1,806	1,359
Fleet Utilization(8)	99.0%	99.5%	99.2%	98.9%
TCE per day (9)	$8,551	$9,066	$7,770	$9,032
Vessel operating costs per day(10)	$5,101	$5,167	$5,040	$5,201
Long-term charter-in costs per day(11)	$-	$8,600	$-	$8,600
Supramax/Ultramax Segment
Calendar days(2)	3,385	2,930	6,670	6,401
Available days(3)	3,346	2,922	6,626	6,345
Operating days(4)	3,330	2,913	6,601	6,315
Owned fleet operating days(5)	601	361	959	704
Long-term charter-in days(6)	1,245	1,103	2,351	2,299
Short-term charter-in days(7)	1,484	1,449	3,291	3,312
Fleet Utilization(8)	99.5%	99.7%	99.6%	99.5%
TCE per day (9)	$13,624	$12,795	$12,067	$11,878
Vessel operating costs per day(10)	$4,616	$4,667	$4,545	$4,641
Long-term charter-in costs per day(11)	$12,610	$12,668	$12,650	$12,866

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,104	1,375	2,253	2,733
Available days(3)	1,104	1,375	2,253	2,721
Operating days(4)	1,104	1,349	2,253	2,660
Owned fleet operating days(5)	736	808	1,523	1,587
Long-term charter-in days(6)	368	541	730	1,073
Short-term charter-in days(7)	-	-	-	-
Fleet Utilization(8)	100.0%	98.1%	100.0%	97.8%
TCE per day (9)	$14,409	$10,950	$14,341	$11,258
Vessel operating costs per day(10)	$6,815	$6,502	$6,691	$6,888
Long-term charter-in costs per day(11)	$15,300	$14,972	$15,300	$14,995

13

	Six months ended December 31,		Year ended December 31,
(In U.S. dollars where indicated)	2019	2018	2019		2018

Small Tankers Segment
Calendar days(2)	368	634		908	1,268
Available days(3)	368	624		897	1,234
Operating days(4)	367	623		896	1,223
Owned fleet operating days(5)	367	623		896	1,223
Long-term charter-in days(6)	-	-		-	-
Short-term charter-in days(7)	-	-		-	-
Fleet Utilization(8)	99.7%	99.8%		99.9%	99.1%
TCE per day (9)	$12,441	$11,453		$12,190	$11,392
Vessel operating costs per day(10)	$6,036	$6,390		$6,321	$7,069
Long-term charter-in costs per day(11)	$-	$-	$		$-

(1)

Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)

Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)

Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)

Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)

Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)

TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)

Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ calendar day and excludes charter-in costs and charter-in days. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.

(11)

Long-term charter-in costs per day: Charter costs relating to long-term chartered-in vessels divided by long-term charter-in days for the relevant period. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to Adjusted charter hire costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the first half of 2020 is expected to be approximately $12,328 per day (this figure includes an estimate for a variable rate charter-in contract). The average long-term charter-in costs per day for the medium range tanker fleet for the first half of 2020 is expected to be approximately $15,300 per day.

14

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2019	December 31, 2018
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	35,553	35,636
Trade receivables	13,173	12,034
Contract assets	3,844	1,959
Other receivables and prepayments	16,951	17,902
Due from related parties	3,855	13,516
Loans to joint ventures	1,037	23,803
Derivative financial instruments	173	-
Inventories	12,236	10,841
	86,822	115,691
Assets classified as held for sale	4,677	7,258
Total current assets	91,499	122,949

Non-current assets
Restricted cash	9,611	11,627
Loans to joint ventures	2,627	-
Ships, property, plant and equipment	313,321	249,602
Right of use assets	55,238	-
Interest in joint ventures	52,475	54,560
Intangible assets	177	41
Goodwill	944	7,351
Deferred tax assets	1,299	1,497
Total non-current assets	435,692	324,678

Total assets	527,191	447,627

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	28,326	22,364
Contract liabilities	4,080	4,223
Due to related parties	4,796	6,238
Lease liabilities	24,300	-
Bank loans and other borrowings	20,696	18,323
Provisions	959	1,578
Derivative financial instruments	-	867
Income tax payable	3,096	3,073
	86,253	56,666
Liabilities directly associated with assets classified as held for sale	538	-
Total current liabilities	86,791	56,666

15

	December 31, 2019	December 31, 2018
	US$’000	US$’000
Non-current liabilities
Trade and other payables	221	403
Lease liabilities	33,646	-
Bank loans and other borrowings	144,548	96,133
Retirement benefit obligation	1,922	1,922
Total non-current liabilities	180,337	98,458

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(18,218)	(21,140)
Accumulated losses	(42,402)	(7,040)
Total equity	260,063	292,503

Total equity and liabilities	527,191	447,627

16

Unaudited Condensed Consolidated and Combined Statement of Profit or Loss

	For the six months ended December 31,		For the twelve months ended December 31,
	2019	2018	2019	2018
	US$’000	US$’000	US$’000	US$’000

Revenue	163,826	168,177	331,046	319,018
Cost of sales
Voyage expenses	(75,062)	(80,192)	(149,444)	(151,705)
Vessel operating costs	(17,140)	(16,313)	(33,889)	(32,657)
Charter hire costs	(30,919)	(46,368)	(61,668)	(100,648)
Depreciation and amortization – owned assets	(9,033)	(7,445)	(17,529)	(14,094)
Depreciation and amortization – right of use assets	(16,628)	-	(30,449)	-
Other expenses	(345)	(1,500)	(697)	(1,146)
Cost of ship sale	(105)	(7,675)	(16,844)	(7,675)
Gross profit	14,594	8,684	20,526	11,093

Other operating (expense) income	(10,633)	57	(15,435)	6,022
Administrative expenses	(15,099)	(14,307)	(28,412)	(31,599)
Share of income (losses) of joint ventures	118	918	(1,420)	(454)
Impairment loss recognized on financial assets	-	(1,583)	-	(1,583)
Interest income	764	1,842	1,979	3,787
Interest expense	(6,101)	(3,556)	(11,916)	(6,517)
Loss before taxation	(16,357)	(7,945)	(34,678)	(19,251)

Income tax (expense) credit	(52)	758	(685)	(1,389)
Loss for the period	(16,409)	(7,187)	(35,363)	(20,640)

Loss per share:	US$	US$	US$	US$
Basic and diluted, loss for the period attributable to ordinary equity holders of the company (per share figures in U.S. dollars)	(0.86)	(0.38)	(1.86)	(1.08)
Number of ordinary shares on which per share figures have been based	18,982,168	19,063,833	19,022,665	19,063,833

17

Unaudited Summary Statement of Cash Flows

The following table presents an unaudited summary statement of cash flows for each of the years ended December 31, 2019 and 2018:

	Year ended December 31,
(In thousands of U.S. dollars)	2019	2018

Cash used in operating activities(1)	$(55,587)	$(37,360)
Cash generated from investing activities	35,166	40,024
Cash generated from (used in) financing activities	19,373	(11,887)
Decrease in cash and cash equivalents	(1,048)	(9,223)
Cash and cash equivalents, beginning of period	33,498	45,245
Effect of exchange rate changes on the balance of cash held in foreign currencies	77	(2,524)
Cash and cash equivalents, end of period	32,527	33,498

(1) Cash used in operating activities includes capital expenditure on ships of $106,107,000 (2018: $21,351,000) and partially offset by proceeds from disposal of ships of $15,634,000 (2018: $8,313,000)

The cash and cash equivalents at the end of period reflected in the unaudited summary statement of cash flows above is reconciled in the table below to the cash and bank balances reflected on our unaudited condensed consolidated statement of financial position set out in the section of this press release headed “Unaudited Condensed Consolidated Statement of Financial Position”.

	Year ended December 31,
(In thousands of U.S. dollars)	2019	2018

Restricted cash, current portion(1)	$3,167	$2,138
Cash on hand	357	438
Cash at bank	32,029	33,060
Cash and bank balances	35,553	35,636
Less:
Restricted cash, current portion(1)	(3,167)	(2,138)
	32,386	33,498
Add: Cash and cash equivalents included in disposal group held for sale	141	-
Cash and cash equivalents in the unaudited summary statement of cash flows	32,527	33,498

(1) Restricted cash is bank balances pledged to certain banks to secure loans and other banking facilities of the Company and its subsidiaries.

18

Unaudited Pro Forma Financial Information

Subsequent to December 31, 2019, our subsidiary Grindrod Shipping Pte. Ltd., or GSPL, acquired the 33.25% interest in both the ordinary shares and preference shares held by Regiment Capital Ltd., or Regiment, one of the shareholders of IVS Bulk, in IVS Bulk taking GSPL’s interest to 66.75%. The acquisition with consideration of $44,087,000 was financed through a combination of cash, proceeds received following a refinancing of loans at IVS Bulk of $5,197,000 and net proceeds from a new loan entered by GSPL of $34,400,000. In connection with the transaction, IVS Bulk refinanced its existing debt and it repaid loans from certain of its shareholders and redeemed a portion of its preference shares on a pro rata basis.

GSPL entered into a new shareholders’ agreement with Sankaty European Investments III S.A.R.L., or Sankaty, the remaining shareholder in IVS Bulk, in terms of which GSPL controls key aspects of the corporate governance of IVS Bulk and as a result of which the financial statements of the IVS Bulk Group will be consolidated into our results going forward. Prior to the transaction, GSPL had significant influence over IVS Bulk and hence it accounted for its investment in IVS Bulk under the equity method.

The following unaudited pro forma condensed consolidated financial statements are based on our historical consolidated financial statements adjusted to give effect to GSPL’s acquisition of the additional equity interest in IVS Bulk and the related financing transactions.

The unaudited pro forma condensed consolidated statement of profit or loss for the year ended December 31, 2019 gives effect to these transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2019 gives effect to these transactions as though they had occurred on December 31, 2019.

The unaudited pro forma condensed consolidated financial information included in this earnings release have been derived from the unaudited consolidated financial statements of GSHL, which are included elsewhere in this press release.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our consolidated financial position and results of operations would have been had the transaction occurred on the dates indicated or to project our financial performance for any future period. In addition, the unaudited pro forma condensed consolidated financial information is provided for illustrative and informational purposes only and is not necessarily indicative of our future results of operations or financial condition. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, but actual results may differ from the pro forma adjustments. These adjustments are subject to change.

The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements.

19

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As at December 31, 2019

	Grindrod Shipping Historical	Acquisition of additional equity interest in IVS Bulk (3)	Refinancing Adjustments		Pro Forma
	US$’000	US$’000	US$’000		US$’000

ASSETS

Current assets
Cash and bank balances	35,553	8,550	(1,599	)(12)	42,504
Trade receivables	13,173	-	-		13,173
Contract assets	3,844	-	-		3,844
Other receivables and prepayments	16,951	1,323	-		18,274
Due from related parties	3,855	4,491	-		8,346
Loans to joint ventures	1,037	-	-		1,037
Derivative financial instruments	173	-	-		173
Inventories	12,236	477	-		12,713
	86,822	14,841	(1,599)		100,064
Assets classified as held for sale	4,677	-	-		4,677
Total current assets	91,499	14,841	(1,599)		104,741

Non-current assets
Restricted cash	9,611	12,000	(7,724	)(6) (12)	13,887
Loans to joint ventures	2,627	(2,627)	-		-
Ships, property, plant and equipment	313,321	242,181 (4)	-		555,502
Right of use assets	55,238	108	-		55,346
Interest in joint ventures	52,475	(50,480)	-		1,995
Intangible assets	177	-	-		177
Goodwill	944	-	-		944
Deferred tax assets	1,299	-	-		1,299
Total non-current assets	435,692	201,182	(7,724)		629,150

Total assets	527,191	216,023	(9,323)		733,891

20

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position (Cont’d)

As at December 31, 2019

	Grindrod Shipping Historical	Acquisition of additional equity interest in IVS Bulk (3)		Refinancing Adjustments		Pro Forma
	US$’000	US$’000		US$’000		US$’000

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	28,326	2,611		-		30,937
	-	44,087	(12)	(44,087	)(12)	-
Contract liabilities	4,080	-				4,080
Due to related parties	4,796	8,226		(8,226	)(10)	4,796
Lease liabilities	24,300	112				24,412
Bank loans and other borrowings	20,696	67,542		(55,030	)(5)	33,208
Provisions	959	-		-		959
Income tax payable	3,096	-		-		3,096
Total current liabilities	86,253	122,578		(107,343)		101,488
Liabilities directly associated with assets classified as held for sale	538	-		-		538
Total current liabilities	86,791	122,578		(107,343)		102,026

Non-current liabilities
Trade and other payables	221	-		-		221
Lease liabilities	33,646	-		-		33,646
Bank loans and other borrowings	144,548	49,358		63,620	(5)	291,926
				34,400	(8)(12)
Retirement benefit obligation	1,922	-		-		1,922
Total non-current liabilities	180,337	49,358		98,020		327,715
Capital and reserves
Share capital	320,683	-		-		320,683
Other equity and reserves	(18,218)	-		-		(18,218)
Accumulated losses	(42,402)	-		-		(42,402)
Equity attributable to owners of the Company	260,063	-		-		260,063
Non-controlling interests	-	44,087		-		44,087
Total equity	260,063	44,087		-		304,150

Total equity and liabilities	527,191	216,023		(9,323)		733,891

21

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss

For the financial year ended December 31, 2019

	Grindrod Shipping Historical	Acquisition of additional equity interest in IVS Bulk (2)		Refinancing Adjustments		Pro Forma
	US$’000	US$’000		US$’000		US$’000

Revenue	331,046	40,929		-		371,975
Cost of sales
Voyage expenses	(149,444)	(374)		-		(149,818)
Vessel operating costs	(33,889)	(20,292)		-		(54,181)
Charter hire costs	(61,668)	-		-		(61,668)
Depreciation and amortization – owned assets	(17,529)	(12,441	)(4)	-		(29,970)
Depreciation and amortization – right of use assets	(30,449)	(140)		-		(30,589)
Other expenses	(697)	(141)		-		(838)
Cost of ship sale	(16,844)	-		-		(16,844)
Gross profit	20,526	7,541		-		28,067

Other operating expense	(15,435)	-		-		(15,436)
Administrative expenses	(28,412)	(870)		-		(29,282)
Share of losses of joint ventures	(1,420)	1,261	(2)	-		(159)
Interest income	1,979	(840)		-		1,139
Interest expense	(11,916)	(8,156)		(24	)(7)	(23,267)
				(3,801	)(9)
				630	(11)
Loss before taxation	(34,678)	(1,064)		(3,195)		(38,938)
Income tax expense	(685)	(1)		-		(686)
Loss for the period	(35,363)	(1,065)		(3,195)		(39,624)

Loss is attributable to:
Owners of Grindrod Shipping Holdings	(35,363)					(38,851)
Non-controlling interests	-					(774)
	(35,363)					(39,624)

Loss per share:	US$					US$
Basis and diluted earnings per share	(1.86)					(2.04)
Weighted-average shares	19,022,665					19,022,665

22

Notes to the Unaudited Pro Forma Consolidated Financial Information

For the year ended December 31, 2019

Basis of presentation

(1)

Our unaudited pro forma financial information has been prepared to reflect adjustments to our historical consolidated financial statements that are (1) directly attributable to the transactions described at the beginning of this section; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statement of profit or loss, expected to have a continuing impact on our results of operations.

Acquisition of additional equity interest in IVS Bulk

(2)

The adjustments reflect the acquisition of the additional 33.25% of ordinary and preferred equity shares in IVS Bulk for a total consideration of $44,087,000, after taking into consideration the elimination of intercompany transactions and reversal of the equity accounting for  share of profits in IVS Bulk of $1,261,000 as if they had occurred on January 1, 2019.

(3)

The adjustments reflect the acquisition of the additional 33.25% of ordinary and preferred equity shares in IVS Bulk for a total consideration of $44,087,000, after taking into consideration the elimination of intercompany balances, historical equity of IVS Bulk and the investment in joint ventures as if they had occurred on December 31, 2019.

(4)

Includes a fair value adjustment of $15,380,000 to decrease the basis in the acquired ships to their deemed fair value. The estimated useful life for ships is 15 years. The effect from the fair value adjustment in depreciation for the year ended 31 December 2019 is $1,438,000.

Refinancing Adjustments

On February 10, 2020, IVS Bulk entered into two facility agreements to refinance the existing loans of its subsidiaries. The aggregate drawdown of the loans is $125,490,000, net of $1,765,000 facilities fees. The two facilities bear interest at LIBOR plus 3.1% and 2.75% per annum respectively and repayment commences on May 13, 2020. The net proceeds from the new loans of $125,490,000 was used to repay the existing loans of $116,900,000.

(5)

The adjustment reflects the net proceeds from the settlement of existing loans and the issuance of new loans as if they had occurred on December 31, 2019. The adjustment to current liabilities and non-current liabilities is analyzed in the table below.

	Year ended December 31, 2019
(In thousands of U.S. dollars)	Current	Non-current	Total
Settlement of existing loans, net of facility fees	(67,542)	(49,358)	(116,900)
Increase for issuance of new loans, net of facility fees	12,512	112,978	125,490
Pro Forma adjustment to bank loans and other borrowings	(55,030)	63,620	8,590

(6)	The adjustment reflects the net change of $7,724,000 in restricted cash upon repayment of existing loans (release of $12,000,000 net of new cash placed as restricted cash of $4,276,000).

(7)

The adjustment reflects the additional interest expense of $24,000 arising from the difference between the interest expense on the new and existing loans as if they had occurred on January 1, 2019. The unamortized facility fee of $1,072,000 of the existing loan is a nonrecurring item, and hence it has not been considered in the pro forma condensed consolidated income statement.

23

On February 6, 2020, to finance the transaction, GSPL entered into a facility agreement for a loan of $35,833,000 subject to $1,433,000 facility fees representing net proceeds of $34,400,000.  The facility bears interest at a fixed rate of 7.5% per annum and is repayable on the maturity date on June 6, 2021.

(8)	The adjustment reflects the additional loan of $34,400,000 net as if the transaction had occurred on December 31, 2019.

(9)	The adjustment reflects the additional interest expense of $3,801,000 arising from this new loan as if the transaction had occurred on January 1, 2019.

On February 13, 2020, IVS Bulk repaid loans, together with accrued interest, of $10,853,000 to the two shareholders who had provided loans, Sankaty and GSPL, amounting to $8,226,000 and $2,627,000, respectively.

(10)

The adjustment only reflects the repayment of $8,226,000 paid to Sankaty as the balance sheet of IVS Bulk Group has been consolidated into our consolidated financial position as if the transactions had occurred on December 31, 2019. No adjustment was made in relation to the demand loan owing to GSPL as it was eliminated upon consolidation at December 31, 2019.

(11)	The adjustment reflects the saving of $630,000 on interest expense on the basis that the loan from Sankaty was repaid on January 1, 2019.

(12)	Represents the purchase consideration of the acquisition which is settled by cash of $9,687,000 and the funds received from $35,833,000 facility.

24

Certain Unaudited Financial Information of Our Joint Ventures

The table below sets out certain unaudited financial information of our joint ventures as at and for the year ended December 31, 2019. Our ownership interest in each of the joint ventures is set out at the bottom of the table.

	As at / For the Year ended December 31, 2019
(In thousands of U.S. dollars)	IVS Bulk(1)	Leopard Tankers(2)	Petrochemical Shipping(3)	Tri-View Shipping(4)	Island Bulk Carriers(5)

Financial position items as at December 31, 2019
Non-current assets	263,670	-	-	10,180	329
Non-current liabilities	(49,358)	-	-	(6,300)	-
Current liabilities	(81,118)	(5,999)	(40)	(805)	(1,212)
Cash and cash equivalents	25,650	2,802	203	757	5

Summary EBITDA(6) reconciliation

Profit / (Loss) for the year	(3,764)	255	650	(1,615)	325
Adjusted for:
Income tax credit	1	-	-	-	-
Interest income	(33)	-	(59)	-	-
Interest expense	9,029	458	79	307	-
Depreciation and amortization	14,020	-	2	2,102	-
EBITDA	19,253	713	672	794	325

Company’s ownership interest	33.5%	50.0%	50.0%	51.0%	65.0%

(1) As at and for the year ended December 31, 2019, a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.A.R.L. Subsequent to December 31, 2019 we acquired an additional 33.25% interest in IVS Bulk bringing or interest to 66.75%. The financial statements of IVS Bulk will be consolidated into our results following the acquisition of the additional 33.25%.

(2) A joint venture with Vitol Shipping Singapore Pte. Ltd. The joint venture has been terminated and the company is being wound up.

(3) A joint venture with Engen Petroleum Limited. The joint venture has been terminated and the company is being wound up.

(4) A joint venture with Mitsui & Co. Ltd.

(5) A joint venture with Rogers Shipping Pte. Ltd.

(6) EBITDA is a non-GAAP financial measure. For a discussion of non-GAAP financial measures, including EBITDA, refer to the section of this press release headed “Non-GAAP Financial Measures”.

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Non-GAAP Financial Measures

The financial information included in this press release includes certain ‘‘non-GAAP financial measures’’ as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the six month periods to December 31, 2019 and 2018:

	Six months ended December 31,
	2019			2018
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	52,577	(26,153)	26,424	63,417	(32,902)	30,515
Supramax/ultramax	82,536	(37,168)	45,368	73,015	(35,743)	37,272
Medium Range Tankers	17,519	(1,611)	15,908	18,965	(4,193)	14,772
Small Tankers	5,982	(1,416)	4,566	8,429	(1,294)	7,135
Other drybulk carriers	-			3
Other tankers	2,613			2,613
Other revenue	2,993			11,739
Adjustments(1)	(394)			(10,004)
Revenue	163,826			168,177

(1) Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis.  Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the condensed consolidated and combined financial statements.

26

Below is a reconciliation from TCE revenue to revenue for the 12 month periods to December 31, 2019 and 2018:

	Year ended December 31,
	2019			2018
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	102,805	(53,449)	49,356	116,372	(57,707)	58,665
Supramax/ultramax	153,937	(74,286)	79,651	146,097	(71,087)	75,010
Medium Range Tankers	37,813	(5,502)	32,311	37,911	(7,966)	29,945
Small Tankers	13,419	(2,497)	10,922	17,395	(3,463)	13,932
Other drybulk carriers	-			1,218
Other tankers	5,182			5,183
Other revenue	22,535			15,163
Adjustments(1)	(4,645)			(20,321)
Revenue	331,046			319,018

(1) Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis.  Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

Vessel operating costs per day.

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day.

 Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”).  Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from  January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships.  Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term charter-in vessels.

27

 Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the six month periods to December 31, 2019 and 2018.

	Six Months ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	8,009	-	8,009	-	8,009	8,009
Supramax/ultramax	20,064	15,015	35,079	15,697	19,382	35,079
Medium Range Tankers	2,812	2,816	5,628	5,628	-	5,628
Small Tankers	-	-	-	-	-	-
Others	-	-	-	-	-	-
Adjustments(*)	34	-	34	-	-	34
	30,919	17,831	48,750			48,750

	Six Months ended December 31,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	7,673	-	7,673	348	7,325	7,673
Supramax/ultramax	32,748	-	32,748	13,973	18,775	32,748
Medium Range Tankers	8,100	-	8,100	8,100	-	8,100
Small Tankers	-	-	-	-	-	-
Others	-	-	-	-	-	-
Adjustments(*)	(2,153)	-	(2,153)	-	-	(2,153)
	46,368	-	46,368			46,368

*

Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

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Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the 12 month periods to December 31, 2019 and 2018.

	Year ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	15,162	-	15,162	-	15,162	15,162
Supramax/ultramax	41,393	26,953	68,346	29,738	38,608	68,346
Medium Range Tankers	5,581	5,585	11,166	11,166	-	11,166
Small Tankers	-	-	-	-	-	-
Others	-	-	-	-	-	-
Adjustments(*)	(468)	-	(468)	-	-	(468)
	61,668	32,538	94,206			94,206

	Year ended December 31,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter-in costs	Adjusted charter hire costs

Handysize	16,091	-	16,091	1,904	14,187	16,091
Supramax/ultramax	69,428	-	69,428	29,580	39,848	69,428
Medium Range Tankers	16,090	-	16,090	16,090	-	16,090
Small Tankers	-	-	-	-	-	-
Others	1,468	-	1,468	-	-	1,468
Adjustments(*)	(2,429)	-	(2,429)	-	-	(2,429)
	100,648	-	100,648			100,648

*

Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

EBITDA and Adjusted EBITDA.

EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of (income)/losses of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

29

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six month period ended December 31, 2019 and the comparative period ended December 31, 2018; and for the 12 month period ended December 31, 2019 and the comparative period ended December 31, 2018:

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2019	2018	2019	2018

Loss for the Period	$(16,409)	$(7,187)	$(35,363)	$(20,640)
Adjusted for:
Income tax expense	52	(758)	685	1,389
Interest income	(764)	(1,842)	(1,979)	(3,787)
Interest expense	6,101	3,556	11,916	6,517
Impairment loss recognized on financial assets	-	1,583	-	1,583
Share of (income)/losses of joint ventures	(118)	(918)	1,420	454
Depreciation and amortization	26,153	7,529	48,763	14,292
EBITDA	15,015	1,963	25,442	(192)

Adjusted for
Listing costs	$-	$(497)	$-	$3,582
Impairment loss on ships	4,568	-	8,872	-
Impairment loss on right of use assets	2,250	-	2,250	-
Impairment loss on goodwill and intangibles	3,179	-	3,179	-
Gain on disposals of businesses	-	-	-	(3,255)
Loss (gain) on deemed disposal of previously held joint venture	-	111	-	(213)
Adjusted EBITDA	25,012	1,577	39,743	(78)

Pro forma EBITDA and Pro forma Adjusted EBITDA.

Subsequent to December 31, 2019, IVS Bulk and its subsidiaries refinanced its existing debt; IVS Bulk repaid loans from certain of its shareholders and redeemed a portion of its preference shares on a pro rata basis; GSPL, entered into a new financing facility to partially fund the acquisition of the 33.25% interest in both the ordinary shares and preference shares held by Regiment, one of the shareholders of IVS Bulk, in IVS Bulk taking GSPL’s interest to 66.75%; and entered into a new shareholders’ agreement with Sankaty, the remaining shareholder in IVS Bulk, in terms of which GSPL controls key aspects of the corporate governance of IVS Bulk and as a result of which the financial statements of the IVS Bulk Group will be consolidated into our results going forward. The transaction was financed through a combination of cash, proceeds received following a refinancing of loans at IVS Bulk and a new loan at GSPL.

Pro forma EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of losses of joint ventures and depreciation and amortization, giving effect to these transactions as if they had occurred on January 1, 2019. Pro forma Adjusted EBITDA is Pro forma EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.  Pro forma EBITDA and Pro forma Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

30

Our presentation of Pro forma EBITDA and Pro forma Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers Pro forma EBITDA and Pro forma Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses Pro forma EBITDA and Pro forma Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of Pro forma EBITDA and Pro forma Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to Pro forma EBITDA and Pro forma Adjusted EBITDA for the 12 month period ended December 31, 2019.

Year ended December 31, 2019	Grindrod Shipping Historical	Acquisition of additional equity interest in IVS Bulk	Refinancing Adjustments	Pro Forma
(In thousands of U.S. dollars)

Loss for the period	(35,363)	(2,504)	(2,545)	(40,412)
Adjusted for:
Income tax expense	685	1	-	686
Interest income	(1,979)	(33)	873	(1,139)
Interest expense	11,916	9,029	1,672	22,617
Share of losses of joint ventures	1,420	(1,261)	-	159
Depreciation and amortization	48,763	14,020	-	62,783
EBITDA	25,442	19,252	0	44,694
Adjusted for:
Impairment loss on ships	8,872	-	-	8,872
Impairment loss on right of use assets	2,250	-	-	2,250
Impairment loss on goodwill and intangibles	3,179	-	-	3,179
Adjusted EBITDA	39,743	-	-	58,995

Headline Loss and Headline Loss Per Share.

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ from the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

31

The table below presents a reconciliation between Loss for the period to Headline Loss for the six month period ended December 31, 2019 and 2018, and the 12 month period ended December 31, 2019 and 2018:

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2019	2018	2019	2018
Reconciliation between loss for the period and headline loss:
Loss for the period	$(16,409)	$(7,187)	$(35,363)	$(20,640)
Adjusted for:
- Impairment loss on joint venture’s ships		1,439	-	2,862
- Impairment loss on ships	4,568	-	8,872	-
- Impairment loss on right of use assets	2,250	-	2,250	-
- Impairment loss on goodwill and intangibles	3,179	-	3,179	-
- Gain on disposals of plant and equipment	(193)	-	-	(63)
- Gain on disposals of businesses	-	-	-	(3,255)
- Loss (gain) on deemed disposal of previously held joint venture	-	111	-	(213)
- Capital gains (credit) tax on sale of businesses	-	(12)	-	1,797
Headline Loss	(6,605)	(5,649)	(21,062)	(19,512)

Number of shares on which the per share figures have been calculated	18,982,168	19,063,833	19,022,665	19,063,833
Basic and diluted loss per share	$(0.86)	$(0.38)	$(1.86)	$(1.08)
Basic and diluted headline loss per share	$(0.35)	$(0.30)	$(1.11)	$(1.02)

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; the effect of the coronavirus on demand and trading patterns for both the drybulk and product tanker markets, and the timing of the dissipation of the impact caused by the coronavirus; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3.  Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission.  Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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